NEWS RELEASE                                                                                                                                                                                                                                                                                                                                             ELD No. 10-10

TSX: ELD     NYSE: EGO     ASX: EAU                                                                                                                                                                                                                                                                                            June 17, 2010

Eldorado Exploration Programs Update

VANCOUVER, BC - Eldorado Gold Corporation ("Eldorado" the "Company" or "we") is pleased to provide an update on our 2010 exploration programs, including partial results of drilling programs completed through the end of May.  Highlights include:

•

At the Kisladag minesite in Turkey, further definition of a new zone of mineralization adjacent to the southeastern boundary of the deposit, outside of the current pit design,

•

At the Tanjianshan project in China, infill and stepout drilling of the recently discovered 323 zone, and

•

At the Efemcukuru development project, systematic stepout drilling defining the Kokarpinar vein over a strike length of 600 meters

Eldorado’s 2010 exploration budget of $35.4 million comprises generative, early stage, advanced, and mine site programs, including drilling programs at all of our present mine operations and development projects except for Perama Hill.

Turkey

Our Turkey exploration budget of $12.4 million includes extensive resource drilling at the Kisladag mine, exploration drilling of new targets at our Efemcukuru development project, and drilling on at least six additional early- to late-stage exploration projects.

Kisladag

Eldorado has completed over 20,000 meters of drilling this year at the Kisladag mine, aimed primarily at extending the higher grade zone and expanding mineralization into previously untested areas.  Results of this drilling include:

•

Delineation of new contiguous high-grade gold zones within Intrusion 2A, in areas of the deposit that were originally modelled to contain low gold grades and waste sub-zones.

•

Further definition of the southeast margin high-grade zone, discovered in 2009 and announced in the Q1 exploration summary.  This steeply-dipping zone has now been traced over an east-west strike extent of approximately 300 meters, and lies just outside the boundary of the design pit.

•

Identification of high-grade zones along the Intrusion 3 – Intrusion 1 contact in the northwest deposit area.  New drilling has reduced the extent of the late- to post- mineral Intrusion 3, providing a net increase in the volume of strongly mineralized Intrusion 1.

Drilling at Kisladag is ongoing, and is now testing western extensions to the deposit and down-dip projections of the southeast margin mineralized zone.  (See Figures I and II)

Kisladag significant drillhole intersections from 2010, and position with respect to 2009 design pit:

Hole ID	From (m)	To (m)	Interval (m)	Average grade (Au g/t)	Comment
GC-365	500.0	570.0	70.0	0.73	outside pit design
And	577.5	706.2	128.7	0.95	outside pit design
GC-366	400.0	427.5	27.5	1.38	outside pit design
And	445.0	597.5	152.5	1.70	outside pit design below 550m
GC-368	520.0	637.5	117.5	0.86	outside pit design
GC-369	177.5	245.0	67.5	1.37	within pit design (Intrusion 2A)
And	407.5	562.5	155.0	0.65	outside pit design
GC-370	12.5	70.0	57.5	0.62	within pit design
And	190.0	287.5	97.5	1.04	within pit design (Intrusion 2A)
And	332.5	370.0	37.5	0.96	outside pit design (Intrusion 2A)
And	515.0	640.0	125.0	1.26	outside pit design
GC-371	0.0	217.5	217.5	1.28	within pit design
GC-372	0.0	320.0	320.0	1.49	within pit design
incl.	0.0	155.0	155.0	2.06
GC-373	77.5	122.5	45.0	1.25	within pit design (Intrusion 2A)
And	265.0	295.0	30.0	0.71	within pit design (Intrusion 2A)
GC-375	0.0	272.5	272.5	1.53	within pit design
incl.	0.0	157.5	157.5	2.11
GC-376	390.0	537.5	147.5	0.78	outside pit design
GC-377	62.5	67.5	5.0	3.06	within pit design
And	465.0	555.0	90.0	0.91	outside pit design below 500m
incl.	465.0	482.5	17.5	1.82
GC-378	12.5	87.5	75.0	0.92	within pit design (Intrusion 2A)
And	97.5	162.5	65.0	0.82	within pit design (Intrusion 2A)
GC-379	0.0	442.5	442.5	0.73	outside pit design below 315m
incl.	97.5	142.5	45.0	1.04	(Intrusion 2A)
incl.	390.0	427.5	37.5	1.05
GC-380	0.0	145.0	145.0	0.78	within pit design
And	227.5	342.5	115.0	0.62	outside pit design below 310m.
GC-381	0.0	157.5	157.5	0.78	within pit design
And	192.5	442.5	250.0	0.82	outside pit design below 400m
And	475.0	555.0	80.0	0.63	outside pit design
GC-383	35.0	232.5	197.5	0.95	within pit design
And	522.5	565.0	42.5	0.82	outside pit design
And	642.5	727.5	85.0	0.66	outside pit design
GC-384	47.5	97.5	50.0	0.59	within pit design
And	117.5	162.5	45.0	0.90	within pit design
And	185.0	217.5	32.5	0.84	within pit design
And	402.5	445.0	42.5	0.62	outside pit design
GC-385	182.5	240.0	57.5	0.67	within pit design
And	490.0	522.5	32.5	0.68	outside pit design (Intrusion 3 to Intrusion 1 conversion)
GC-386	127.5	187.5	60.0	0.56	within pit design
And	237.5	452.5	215.0	1.10	within pit design (Intrusion 3 to Intrusion 1 conversion)
incl.	257.5	280.0	22.5	2.44
GC-387	197.5	452.5	255.0	1.55	within pit design
incl.	210.0	332.5	122.5	2.27
And	582.5	677.5	95.0	0.70	outside pit design
And	705.0	775.0	70.0	0.79	outside pit design
GC-388	255.0	390.0	135.0	1.17	within pit design
And	437.5	472.5	35.0	0.74	outside pit design
And	487.5	517.5	30.0	0.63	outside pit design

Efemcukuru

Exploration at the Efemcukuru development project focused on drill-testing the Kokarpinar vein.   The Kokarpinar vein is parallel to and lies approximately 400 meters east of the Kestane Beleni vein, which contains a Proven and Probable Reserve of 1,506,000 ounces of gold.  Six drillholes completed in late 2009 and an additional six drilled in the first part of 2010 have tested the previously undrilled central portion of the vein over a strike length of 600 meters.  All drillholes intersected the vein at or near projected depths.  The vein is dominated by coloform and crustiform banded rhodonite, quartz, and sulfide, texturally and mineralogically similar to the high-grade Kestane Beleni vein.  Four of the holes have returned potentially economic grades and thicknesses. We are encouraged by the continuity of the vein and the presence of local high gold grades, and consider the significant untested portions of the vein to be highly prospective.  Exploration drilling will continue along strike and down dip. (See Figure III)

Kokarpinar vein (Efemcukuru ) significant drillhole intersections from 2009 / 2010:

Hole ID	From (m)	To (m)	Interval (m)	Average grade (Au g/t)	Ag (g/t)	Pb (%)	Zn (%)
KV-344	230.10	232.55	2.45	1.90	11.5	0.1	0.3
KV-346	257.00	260.70	3.70	11.08	7.7	0.3	0.6
incl.	258.88	259.60	0.72	39.10	18.4	0.3	0.5
KV-348	293.10	294.10	1.00	2.88	4.1	0.1	0.1
and	299.25	300.65	1.40	5.79	56.6	1.7	4.2
KV-349	287.24	288.24	1.00	7.23	5.8	1.1	0.6
KV-352	121.35	122.64	1.29	1.16	25.1	3.4	3.5
and	178.80	179.25	0.45	0.75	70.0	8.3	3.0
KV-355	246.60	247.22	0.62	18.80	22.2	0.5	0.7
and	303.20	306.30	3.10	12.02	10.4	bd	bd
KV-357	298.10	301.67	3.57	0.02	6.5	1.1	0.9
and	315.80	317.80	2.00	0.07	22.7	2.8	5.3
and	324.80	325.91	1.11	0.05	22.1	1.9	3.9

Holes not listed had no significant intercepts.  “bd” denotes below detection.

Assayed intervals represent approximate true widths.

Turkey Reconnaissance Exploration Programs

Eldorado is conducting geological mapping, geophysical surveys, and sampling programs on exploration projects throughout Turkey, and have defined targets for drilling in the third and fourth quarters of 2010.  Drilling is budgeted for six projects, including the MH iron oxide – copper – gold (IOCG) prospect.

China

Our China exploration budget of $13.2 million includes resource drilling at the Jinfeng and White Mountain mines, infill drilling of the new 323 zone at Tanjianshan, both step-out drilling and drill testing of new targets at the Eastern Dragon development project, and exploration drilling on at least four additional early-stage projects.

Jinfeng

In the Jinfeng district, drilling programs are underway at the mine proper, at the Bannian prospect located approximately 20 kilometers southwest of the Jinfeng mine, and at the Lintan prospect, located 1000 meters north of the mine.  Drilling at both prospects is targeting mineralized fault zones, where previous surface trenching and shallow mining activities have identified structurally-controlled zones of high-grade gold.  At the Jinfeng mine, 22,000 meters of drilling is planned targeting areas of inferred resources, and testing new targets defined by an updated structural model completed in early 2010.

White Mountain

In the White Mountain district, drilling is underway targeting the open down-dip and along-strike extensions of the known orebody.  Mapping and sampling programs are ongoing on nearby exploration licenses, defining targets for drilling in Q3 and Q4 of 2010.

Eastern Dragon

Exploration activities at Eastern Dragon commenced in May, with ground magnetic surveys, sampling, and prospecting of areas containing mineralized veins peripheral to the Lode 5 deposit.  Drill targets are being prioritized for testing in the third and fourth quarters of 2010, and additional step out drilling on Lode 5 is planned as well.

Tanjianshan

Infill drilling of the 323 zone was completed, and the focus of exploration has shifted to testing the along-strike open northern extension of the zone.  The 323 zone is now defined over a strike length of 350 meters, with drilling completed on 50 meter spaced sections.  Geological and resource modeling of the zone is ongoing.  New mineralized intercepts within the zone are tabulated below; previous drilling results were announced in a news release dated Nov. 25th, 2009. (See Figure IV)

323 Zone (Tanjianshan) significant new drillhole intersections from 2009 / 2010:

Hole ID	From (m)	To (m)	Interval (m)	Average grade Au g/t)
QD144	41.0	44.0	3.0	3.06
QD152	69.0	71.0	2.0	3.79
QD153	102.9	113.0	10.1	5.95
And	128.0	140.5	12.5	5.31
incl.	136.2	140.5	4.3	12.03
And	158.5	161.5	3.0	2.13
QD154	143.0	145.3	3.8	5.04
QD158	254.5	258.0	3.5	3.28
QD160	137.6	141.5	3.9	7.31
And	149.3	154.0	4.7	4.58
QD161	67.0	94.4	27.4	2.31
incl.	67.0	72.5	5.5	6.12
QD162	66.0	68.0	2.0	10.65
And	105.8	113.8	8.2	1.53
QD163	108.3	117.0	8.7	4.14
QD166	42.0	57.0	15.0	3.81
QD172	97.0	104.8	7.8	0.95
And	127.0	129.0	2.0	2.75
QD174	220.0	234.0	14.0	1.75
QD175	30.0	49.0	19.0	2.09
QD176	130.5	136.5	6.0	2.40
QD177	31.0	40.0	9.0	2.16
And	47.5	54.5	7.0	1.87
And	68.0	83.5	15.5	10.41
QD178	66.5	78.5	12.0	4.46
QD180	161.5	170.7	9.2	1.24
And	184.0	190.0	6.0	1.78
And	199.0	207.1	8.1	2.38
And	212.5	218.5	6.0	3.82
QD182	88.0	91.0	3.0	2.62
QD183	56.5	62.5	6.0	1.02

Relationship between the assayed intervals and true widths is unknown at this time in this structurally complex deposit.

Brazil

Tocantinzinho – Tapajos District

On May 12th, 2010, Eldorado announced a friendly agreement to acquire all of the outstanding common shares of Brazauro Resources Corp., with whom Eldorado holds an option to explore the Tocantinzinho project in the prolific Tapajos district of Para State, Brazil.  This agreement affirms Eldorado’s continued commitment to exploring and developing gold projects in Brazil.  The 2010 exploration program at Tocantinzinho is focusing on identifying and testing new gold targets on the property peripheral to the known deposit.  Planned work includes geophysical and geochemical surveys directed at identifying new targets, along with drill testing of the known targets.

On June 16th, 2010, Eldorado acquired by way of a private placement 120 million shares and certain other rights of Serabi Mining plc, or the equivalent of 26.8% of the issued share capital of Serabi. The proceeds from the private placement (£3.6 million) will be used by Serabi primarily for exploration activities at its Palito gold project, which is located to the south east of the Tocantinzinho project in the Tapajos district. The Palito deposit consists of high grade, narrow gold-copper veins, with considerable exploration potential.

Nevada

Eldorado has option agreements covering four gold properties in the Eureka and Tonopah districts of Nevada with partners AuEx Ventures Inc. and Bronco Creek Exploration Ltd.  Activities on all of these properties focused on permitting for our planned 2010 drilling programs, along with fieldwork directed towards identifying new drilling targets.

Dr. Peter Lewis P.Geo.,V.P. Exploration for Eldorado is the qualified person for the technical disclosure in this press release.  Samples from our Turkish projects are prepared at Eldorado’s facility in Turkey and assayed at the ALS facility in Vancouver, Canada.  Samples from our Tanjianshan Project in China are prepared at our on-site facility and assayed at the ALS facility in Guangzhou, China.  For all projects, analysis for gold is done on sawn half core samples using fire assay (AA finish or Gravimetric Finish).  Standard reference materials, blank and field duplicate samples are regularly inserted prior to shipment from the respective preparation site to monitor and control the quality of the assay data.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Brazil and surrounding areas. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the number of shares issued is  subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2010.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 31, 2010  and technical reports filed under the Company’s name at www.sedar.com.

Estimates of mineral resources and mineral reserves prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions applicable under National Instrument 43-101.  There can be no assurance that those portions of such mineral resources that are not mineral reserves will ultimately be converted into mineral reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Eldorado Gold shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).  Eldorado’s CDIs trade on the Australian Securities Exchange (ASX:EAU).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:
Nancy E. Woo, Vice President, Investor Relations
Phone: 604.601.6650 or 1.888.353.8166
Fax: 604.687.4026
Email: nancyw@eldoradogold.com
Request for information packages: laurelw@eldoradogold.com

Eldorado Gold Corporation
1188, 550 Burrard Street
Vancouver, BC V6C 2B5
Web site: www.eldoradogold.com

Figure I: Kisladag Plan

N
0 100 200
metres
West
East
GC-384
GC-385
GC-386
GC-391
GC-390
GC-388
GC-387
GC-376
GC-397
GC-392
GC-395
GC-394
GC-393
GC-372
GC-375
GC-371
GC-374
GC-369
GC-381
GC-383
GC-377
GC-380
GC-379
GC-399
GC-396
GC-398
GC-400
GC-370
GC-378
GC-373
GC-382
GC-389
GC-368
GC-367A
GC-367
GC-366
GC-365
Mineralization on
south margin of the deposit
Drillholes in progress
Hole Completed / Results Pending
Results arrived / certified
Significant grade intervals
0.5-1.0 g/t Au
+1.0 g/t Au

Figure II: Kisladag Section Showing New Mineralized Zones, Southern Area

W
E
Current Pit
1000
1000
800
800
600
600
400
400
200
Volcanic Rocks
Volcanic Rocks
2009 +1 g/t Shell
Intrusion 2A
2009 Design Pit
Schist
Intrusion 1
GC-368
GC-367
GC-366
GC-365
GC-373
GC-370
GC-379
GC-383
Limit of Known 2009 Gold Mineralization
Legend
Existing Holes
2010 Drilled Holes
>1.0 g/t Au
m

Figure III: Kokarpinar Plan Map

N
North Ore Shoot
Middle Ore Shoot
South Ore Shoot
KESTANE BELENI VEIN
KOKARPINAR VEIN
740
65
50
KV-352
KV-349
KV-351
KV-358
KV-356
KV-357
KV-344
KV-346
KV-355
KV-353
KV-354
0
250
500
meters
GEOLOGY LEGEND
Vein
Schist
Rhyolite
Phylite
Spillite
Hornfels

Figure IV: Tanjianshan 323 Zone Plan

Qinglongtan
Open Pit
323 Zone
N
QD144
QD183
QD172
QD166
QD161
QD152
QD162
QD153
QD176
QD180
QD160
QD178
QD158
QD163
QD174
QD171
Legend
Holes with no significant interval
New holes assay pending
Previously released holes
New release holes
0
50
100
200 Meters